Securities and Exchange Commission
August 4, 2006
Page 1


POMEROY  IT  SOLUTIONS


                                                    1020 Petersburg Road
                                                    Hebron, KY 41048
                                                    Phone:  859.586.0600

                                August 4, 2006


Securities and Exchange Commission
Attention: Brad Skinner, Accounting Branch Chief
100 F. Street, N.E.
Washington, DC 20549

     Re:  Pomeroy IT Solutions, Inc.
          File No. 000-20022

Dear Mr. Skinner:

Pomeroy IT Solutions, Inc., a Delaware corporation (the "Company" or "Pomeroy"), hereby submits the additional responses set forth below to your follow-up Comment Letter, dated July 24, 2006 (the "Comment Letter"), pertaining to the Company's Form 8-K filed April 18, 2006. The Company appreciates that the Commission's comments are designed to assist the Company in providing more meaningful disclosure to the investment community.

Our responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter followed by the Company's response.

FORM 8-K FILED APRIL 18, 2006
-----------------------------

1. We have read your responses to prior comment numbers 3, 4 and 5 and note that you did not provide non-gaap information in your latest earnings release furnished on form 8-k on may 19, 2006. Please be advised that we do not believe that your disclosures regarding the non-gaap information presented in your previous earnings release complies with the relevant guidance. If you intend to resume presenting non-gaap measures, ensure that your non-gaap information is not presented in full "pro-forma" statement of operations. This presentation may create the unwarranted impression to investors that the non-gaap statement of operations has been prepared under a comprehensive set of accounting rules or principles while also conveys undue prominence to a statement based on non-gaap measures. In addition, your disclosures should provide all the information required by item 10(e)(1) of regulation s-k and, if applicable, should address the concerns noted in question 8 and 9 of the frequently asked questions regarding the use of non-gaap financial


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Securities and Exchange Commission
August 4, 2006
Page 2


     measures. Note that these disclosures should be robust and meaningful. You may respond to this comment by confirming your intention to comply with this guidance in the future.

     This is to confirm our intent to comply with the above guidance in the future. If presenting non-GAAP measures, we will ensure that non-GAAP information is not presented in full "pro-forma" statement of operations and our disclosures will provide all the information required by Item 10(e)(1) of Regulation S-K and, if applicable, address the concerns noted in Question 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.



     In addition we would like to keep the Commission updated on a prior comment letter dated May 3, 2006 comment #1 on Form 10-K for the Fiscal Year Ended January 5, 2006 related to the status of our second step of the goodwill impairment. As the Commission is aware, our previous independent auditors resigned on May 16, 2006. The Company engaged BDO Seidman LLP on July 24, 2006. Due to the change in independent auditors we will be unable to complete the second step of the goodwill impairment test prior to filing our 2006 second quarter Form 10-Q, but we expect to have it completed in the third quarter 2006.

     Thank you for your comments. If you have any questions, please contact our counsel, Elizabeth A. Horwitz at (513) 852-6032, or me at (859) 586-0600, ext. 1416.

                                 Sincerely,



                                 /s/ Kevin G. Gregory
                                 --------------------
                                 Kevin G. Gregory
                                 Senior Vice President & Chief Financial Officer


cc:  Elizabeth A. Horwitz, Esq. Wood & Lamping LLP
     Sean Henaghan, BDO Seidman, LLP
     Frank Criniti, Crowe Chizek and Company LLC